FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   FRN Variable Rate Fix dated 8 March 2004
No. 2   FRN Variable Rate Fix dated 8 March 2004
No. 3   FRN Variable Rate Fix dated 8 March 2004
No. 4   FRN Variable Rate Fix dated 8 March 2004
No. 5   Doc re. Pricing Supplement dated 11 March 2004
No. 6   Doc re. Pricing supplement dated 11 March 2004
No. 7   FRN Variable Rate Fix dated 11 March 2004
No. 8   FRN Variable Rate Fix dated 11 March 2004
No. 9   FRN Variable Rate Fix dated 11 March 2004
No.10   FRN Variable Rate Fix dated 11 March 2004
No.11   FRN Variable Rate Fix dated 11 March 2004
No.12   Director Shareholding dated 12 March 2004
No.13  Employee share Option Scheme dated 12 March 2004
No.14  FRN Variable Rate Fix dated 12 March 2004
No.15  FRN Variable Rate Fix dated 12 March 2004
No.16  FRN Variable Rate Fix dated 12 March 2004

Document No. 1


RE: NORTHERN ROCK PLC
    GBP 722,000.00
    MATURING: 07-Dec-2007
    ISSUE DATE: 08-Dec-2003
    ISIN:XS0182214972

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 4.346250 PCT.

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO
GBP 10.84 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 08-Mar-2005
    ISSUE DATE: 08-Jly-2003
    ISIN:XS0171914970

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2004 TO 08-Jun-2004 HAS BEEN FIXED AT 4.346250 PCT.

INTEREST PAYABLE VALUE 08-Jun-2004 WILL AMOUNT TO
GBP 109.55 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 460,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 05-Dec-2003
    ISIN:XS0181746693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 4.346250 PCT.

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO
GBP 10.84 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 07-Jun-1999
    ISIN:XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2004 TO 07-Jun-2004 HAS BEEN FIXED AT 4.436250 PCT.

INTEREST PAYABLE VALUE 07-Jun-2004 WILL AMOUNT TO
GBP 1,103.00 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5


Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  312
Description:                   GBP4,450,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP10,000
Issue Date:                    9 March 2004
Maturity Date:                 March 2010
ISIN:                          XS0188155674

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  311
Description:                   EUR50,000,000
Currency/ Principal Amount:    Euros
Issue Price:                   100.00 per cent
Specified Denomination         EUR100,000
Issue Date:                    1 March 2004
Maturity Date:                 1 September 2005
ISIN:                          XS0187276174

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 7

RE: NORTHERN ROCK PLC
GBP 4,450,000.00
MATURING: 03-Mar-2010
ISSUE DATE: 09-Mar-2004
ISIN: XS0188155674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 09-Mar-2004 to 03-Jun-2004 HAS BEEN FIXED AT 4.402500 PCT.

INTEREST PAYABLE VALUE 03-Jun-2004 WILL AMOUNT TO
GBP 103.73 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 11,060,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 10-Dec-2003
    ISIN:XS0182223965

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Mar-2004 TO 10-Jun-2004 HAS BEEN FIXED AT 4.405000 PCT.

INTEREST PAYABLE VALUE 10-Jun-2004 WILL AMOUNT TO
GBP 111.03 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 9

RE: NORTHERN ROCK PLC
    GBP 2,790,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 12-Dec-2002
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Mar-2004 TO 10-Jun-2004 HAS BEEN FIXED AT 4.375000 PCT.

INTEREST PAYABLE VALUE 10-Jun-2004 WILL AMOUNT TO
GBP 11.03 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 10

RE: NORTHERN ROCK PLC
EUR 50,000,000.00
MATURING:01-Sep-2005
ISSUE DATE: 01-Mar-2004
ISIN: XS0187276174

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 01-Mar-2004 to 01-Jun-2004 HAS BEEN FIXED AT 2.078000 PCT.

INTEREST PAYABLE VALUE 01-Jun-2004 WILL AMOUNT TO
EUR 531.04 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 11

    RE: NORTHERN ROCK PLC
    GBP 11,060,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 10-Dec-2003
    ISIN:XS0182223965

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Mar-2004 TO 10-Jun-2004 HAS BEEN FIXED AT 4.405000 PCT.

INTEREST PAYABLE VALUE 10-Jun-2004 WILL AMOUNT TO
GBP 111.03 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 12



 NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 11 March 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

4231            GBP7.675             0.0010

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 4231 shares to nil.

Document No. 13

NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 12 March 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 10,200 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 4,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,606,769 Shares representing 1.33% of the Company's issued share capital.

Document No. 14

RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 14-Mar-2005
    ISSUE DATE: 14-Mar-2000
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Mar-2004 TO 14-Jun-2004 HAS BEEN FIXED AT 1.260000 PCT

INTEREST PAYABLE VALUE 14-Jun-2004 WILL AMOUNT TO:
USD 3.19 PER USD 1,000.00 DENOMINATION
USD 31.85 PER USD 10,000.00 DENOMINATION
USD 318.50 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 15

RE: NORTHERN ROCK PLC
    EUR 13,584,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 14-Dec-2001
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Mar-2004 TO 14-Jun-2004 HAS BEEN FIXED AT 1.150000 PCT

INTEREST PAYABLE VALUE 14-Jun-2004 WILL AMOUNT TO:
USD 2.91 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 16

RE: NORTHERN ROCK PLC
    GBP 3,000,000.00
    MATURING: 11-Dec-2008
    ISSUE DATE: 17-Jun-2003
    ISIN: XS0170701428

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Mar-2004 TO 11-Jun-2004 HAS BEEN FIXED AT 4.406250 PCT

INTEREST PAYABLE VALUE 11-Jun-2004 WILL AMOUNT TO:
GBP 111.06 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  15 March 2004              By:____J Shipley_____

                                  Name:       J Shipley
                                  Title:      Assistant Company Secretary